LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780
Washington, D.C. 20015

Telephone (202) 274-2000
Facsimile (202) 362-2902
www.luselaw.com

writer's direct dial number	writer’s e-mail
(202) 274-2004	slanter@luselaw.com

Via EDGAR and E-Mail
July 16, 2012

Mellissa Campbell Duru
Special Counsel
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Mail Stop 4563
Washington, D.C.  20549-3628

Re:           Cryo-Cell International, Inc. (“Cryo-Cell”)
Additional Soliciting Materials filed on Schedule 14A
Filed on June 25, 2012; File No. 0-23386

FOIA Confidential Treatment Request for Appendices

Dear Ms. Duru:

On behalf of Cryo-Cell International, Inc. (the “Company”) and in connection with the above-referenced filing, the following are responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission by letter dated June 28, 2012.

Letter from the Chairman

1.
The first paragraph of your letter indicates that Messrs. Choi and Cho “were voted out by shareholders in August 2011 as a result of frustration with the Board’s poor performance and a desire for a new business strategy.” However, Messrs. Choi and Cho could not have been “voted out by shareholders” given that they were not included on the company’s slate of nominees for consideration at the August 2011 annual meeting. Please file materials that correct this misstatement or advise. Refer to Rule 14a-9(a).

The Company has corrected this inadvertent error in a Current Report on Form 8-K filed with the Commission on June 28, 2012.

Luse Gorman Pomerenk & Schick
A Professional Corporation

Ms. Melissa Duru
Securities and Exchange Commission
July 16, 2012

General

2.	In future filings, please refrain from using headings that suggest a shareholder’s investment will be protected by voting for the Cryo-Cell slate.

The Company notes the Staff’s comment and will refrain from any such suggestive headings in future filings.

3.
Please supplementally provide us with support for the assertion that Mr. Choi voted to approve a $2.5 million wire transfer. Also provide us with support for the assertion that Cryo-Cell de Mexico terminated its contract in 2011 due to a breach by the company.

Support for Mr. Choi’s approval of the wire transfer is supplementally provided to the Staff in Appendix 1 attached hereto. Support for the assertion that Cryo-Cell de Mexico terminated its contract in 2011 due to a breach by the Company is supplementally provided to the Staff as Appendix 2 attached hereto.

Pursuant to SEC Rule 83 (17 C.F.R. §200.83), the Company hereby requests confidential treatment for these Appendices, each of which has been redacted from this EDGAR filing and is denoted with an asterisk (*).

4.
In future filings, ensure that you provide the appropriate context for the statements you make. For example, if the vote to approve the wire transfer was approved by the majority of the then-sitting board, revise to state this fact and to remove the implication that Mr. Choi alone voted for this transfer.

The Company notes the Staff’s comment and will ensure that it provides the appropriate context for statements made in future filings.

5.
Avoid statements that directly or indirectly impugn character, integrity or personal reputation. In future filings, refrain from making statements that assert Mr. Choi voted to approve stock options to “enrich himself” and his brother-in-law. Refer to Rule 14a-9, Note b.

The Company notes the Staff’s comment and will refrain from making these types of statements in future filings.

6.
Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. Please adequately support each statement or assertion made in your soliciting materials. For example, you should support or refrain from making the following assertions in future soliciting materials:

Luse Gorman Pomerenk & Schick
A Professional Corporation

Ms. Melissa Duru
Securities and Exchange Commission
July 16, 2012

•	Mr. Choi’s proposal to amend the existing Cryo-Cell bylaws was “in direct violation of Delaware law.”

The Company has corrected this inadvertent error in a Current Report on Form 8-K filed with the Commission on June 28, 2012.

•	“The termination meant the loss of $4.8 million in future royalty payments that would have been paid over the ensuing six-year period.”

We supplementally provide the Staff Appendix 3 which contains a summary of the annual royalties received by the Company under the Cryo-Cell de Mexico revenue share agreement (RSA). The summary shows that the Company had received just under $5.2 million under the RSA. As the Company has previously disclosed on pages 13 and 14 of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2010, filed with the Commission on February 28, 2011, the RSA provided that the Company would be entitled to up to $10.0 million in aggregate royalties, which represents the potential loss of $4.8 million in royalty payments.

Pursuant to SEC Rule 83 (17 C.F.R. §200.83), the Company hereby requests confidential treatment for this Appendix, which has been redacted from this EDGAR filing and is denoted with an asterisk (*).

•	“Under the prior Board’s direction, Cryo-Cell positioned itself in the markets as a low cost provider of cord blood services. It continually ran ‘Blue Light Specials.’”

We note to the Staff that the Company routinely ran special promotions offering the umbilical cord blood service at the discounted rate of $999 or $1,111.  The Company would historically run these promotions at month-end, and during fiscal 2011, the Company would run these promotions throughout the month.

We note the Staff’s comment and will refrain from making this statement in future soliciting materials.

7.
Further to our comment above. Please similarly support each statement or statistic regarding your accomplishments, including those discussed under “Major Initiatives & Accomplishments.” For example, you should source the figures in the comparison of total RSA payments made in 2010 and 2012 and clarify whether the $900,000 figure covers payments to be made during the remainder of 2012. As another example, support representations that average revenue per enrollment increased by 61% from December 2011 to May 2012 and that under your leadership approximately 20% of new enrollees purchase cord tissue service together with cord blood and that percentage is rising. Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Luse Gorman Pomerenk & Schick
A Professional Corporation

Ms. Melissa Duru
Securities and Exchange Commission
July 16, 2012

We refer the staff to Note 11 (page 63) of the Company’s audited financial statements for the fiscal year ended November 30, 2010, contained within the Company’s Annual Report on Form 10-K filed with the Commission on February 28, 2011. Note 11 contains the amount of payments made by the Company during fiscal 2010 under the RSAs, $1,412,887.  We clarify to the Staff that the $900,000 figure is amounts that will be paid under the RSAs during fiscal 2012.

Attached as Appendix 4 is support for the representations that average revenue per enrollment increased by 61% from December 2011 to May 2012 and that under the current management’s leadership approximately 20% of new enrollees purchase cord tissue service together with cord blood and that percentage has been rising since new management took control of the Company.

Pursuant to SEC Rule 83 (17 C.F.R. §200.83), the Company hereby requests confidential treatment for this Appendix, which has been redacted from this EDGAR filing and is denoted with an asterisk (*).

8.
We remind you of prior comment 1 of our June 19, 2012 letter. Please ensure that statements of opinion are characterized as such and a reasonable basis exists for any such opinion. Below is a non-exhaustive list of statements which in future filings should be characterized as your opinion or belief:

•	“Mr. Choi and his fellow Board members approved … an SAP customer relationship management software system that was incongruous with Cryo-Cell’s business model.” (emphasis added)

•	“Ms. Duffy is an experienced health care marketing executive with a 30-year track record for helping multi-million dollar conglomerates achieve year-over-year growth.”

The Company notes the Staff’s comment and will ensure that in future filings statements of opinion are characterized as such and a reasonable basis exists for any such opinion.

*           *           *           *

Luse Gorman Pomerenk & Schick
A Professional Corporation

Ms. Melissa Duru
Securities and Exchange Commission
July 16, 2012

We trust the foregoing is responsive to the staff’s comments.  We therefore request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com as soon as possible if it has any further comments.

Sincerely,

/s/ Steven Lanter

Steven Lanter

cc:           David I. Portnoy

APPENDIX 1

*           Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83

APPENDIX 2

*           Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83

APPENDIX 3

*           Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83

APPENDIX 4

*           Confidential Treatment Requested
Pursuant to 17 C.F.R. §200.83